Dreyfus Institutional Money Market Fund

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Institutional Money Market Fund covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

The U.S. economy increasingly showed signs of sustainable growth during the first half of 2004. When it became clearer in the spring that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, the money markets began to anticipate higher interest rates, and yields began to rise from historical lows. Indeed, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus Institutional Money Market Fund perform during the period?

During the six-month period ended June 30, 2004, the fund produced annualized yields of 0.58% for its Money Market Series and 0.18% for its Government Securities Series. Taking into account the effects of compounding, the fund also produced annualized effective yields of 0.58% and 0.18% for its Money Market Series and Government Securities Series, respectively.[1]

What is the fund's investment approach?

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal:

The fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities including securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic banks or foreign branches of domestic banks, repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of domestic issuers, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the Money Market Series invests at least 25% of its total assets in bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities and repurchase agreements in respect of these securities.

What other factors influenced the fund's performance?

When 2004 began, the U.S. economy already was exhibiting signs of renewed strength. Even before it was revealed that U.S. gross domestic product had expanded at a 4.1% annualized rate during the fourth quarter of 2003, concerns arose that rising inflation and a ballooning federal budget deficit might lead to higher interest rates. Despite these concerns and their adverse impact on prices of longer-term fixed-income securities, money-market yields remained anchored by the 1% federal funds rate and began the reporting period near historically low levels.

Although it noted at its meeting in January 2004 that U.S. economic output was expanding briskly, the Federal Reserve Board (the "Fed") held the overnight federal funds rate steady, and it reiterated its commitment to keeping borrowing rates low. While new data further confirmed that an economic recovery was well underway, the number of new jobs continued to disappoint.

The consumer price index in February 2004 indicated that the core rate of inflation rose only 0.1%, reinforcing the perception that the Fed still had a great deal of flexibility in the conduct of monetary policy. It was later revealed that U.S. economic growth also rose only modestly to a 4.4% annualized rate during the first quarter of 2004.

In early April 2004, however, the U.S. Department of Labor announced that the domestic economy had added 308,000 jobs in March, fueling concerns that long-dormant inflationary pressures might have begun to resurface. Higher energy and commodity prices appeared to lend credence to that view. As a result, money-market yields rose at the longer end of the maturity spectrum.

At its May meeting, the Fed no longer indicated that it could be "patient" before raising rates, stating instead that future rate hikes were likely to be "measured." Soon after the Fed meeting, non-farm payroll data showing a second consecutive month of gains caused investor sentiment to shift from the belief that interest rates were unlikely to rise in 2004 to anticipation that the Fed might begin to tighten monetary policy as early as June 2004.

As was widely expected, the Fed raised the federal funds rate by 25 basis points at its meeting on June 30, 2004. Because most investors had anticipated a move of at least that amount, the money markets already reflected the impact of the increase.

In its June 30 statement, the Fed noted that "policy accommodation can be removed at a pace that is likely to be measured" but that it was prepared to "respond to changes in economic prospects as needed to fulfill its obligation to maintain price stability." Consequently, most analysts believe that the June 30 rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery.

What is the fund's current strategy?

In light of expectations of further moves toward higher short-term inter-est rates, we have adopted a more defensive posture, allowing the Series' weighted average maturities to fall toward a range we consider closer to neutral. Accordingly, we generally have limited new investments to secu-rities with maturities of three months or less. This strategy is designed to give us flexibility to take advantage of higher yields should they arise. Of course, we are prepared to alter our strategies as market conditions evolve.

July 15, 2004

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in either Series is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in either Series. Yield figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the Money Market Series would have produced an annualized yield of 0.58% and an annualized effective yield of 0.58%, and the Government Securities Series would have produced an annualized yield of 0.16% and an annualized effective yield of 0.16%.*

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES

June 30, 2004 (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—14.1%		
Chase Manhattan Bank USA (Yankee)		
1.10%, 11/8/2004	25,000,000 [a]	25,000,000
Fifth Third Bank		
1.06%, 9/20/2004	22,000,000	22,000,738
Wells Fargo Bank		
1.32%, 8/10/2004	20,000,000	20,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $67,000,738)		**67,000,738**
Commercial Paper—24.5%		
BNP Paribas Finance Inc.		
1.47%, 7/1/2004	17,000,000	17,000,000
Deutsche Bank Financial LLC		
1.45%, 7/1/2004	17,000,000	17,000,000
Greenwich Capital Holdings Inc.		
1.35%, 8/26/2004	20,000,000	19,958,000
Prudential Funding LLC		
1.40%, 7/1/2004	17,000,000	17,000,000
Rabobank USA Financial Corp.		
1.43%, 7/1/2004	17,000,000	17,000,000
Sigma Finance Inc.		
1.15%, 7/6/2004	11,000,000 [b]	10,998,251
UBS Finance Delaware LLC		
1.42%, 7/1/2004	17,000,000	17,000,000
Total Commercial Paper		
(cost $115,956,251)		**115,956,251**
Corporate Notes—18.0%		
Lehman Brothers Holdings Inc.		
1.25%, 5/16/2005	20,000,000 [a]	20,000,000
Merrill Lynch & Co. Inc.		
1.05%, 1/31/2005	25,000,000 [a]	25,000,000
Paradigm Funding LLC		
1.26%, 8/20/2004	25,000,000 [a,b]	25,000,000
Sigma Finance Inc.		
1.07%, 1/31/2005	15,000,000 [a,b]	14,998,699
Total Corporate Notes		
(cost $84,998,699)		**84,998,699**

Promissory Notes—4.2%	Principal Amount ($)	Value ($)
Goldman Sachs Group Inc. 1.29%-1.53%, 10/12/2004-11/8/2004 (cost $20,000,000)	20,000,000 [c]	**20,000,000**

U.S. Government Agencies—14.4%		
Federal Home Loan Banks, Notes 1.41%, 3/11/2005	25,000,000	25,000,000
Federal National Mortgage Association, Notes 1.36%-1.60%, 2/14/2005-5/13/2005	43,000,000	43,000,000
Total U.S. Government Agencies (cost $68,000,000)		**68,000,000**

Time Deposits—29.1%		
AmSouth Bancorp (Grand Cayman) 1.38%, 7/1/2004	17,000,000	17,000,000
HSBC Bank USA (Grand Cayman) 1.31%, 7/1/2004	17,000,000	17,000,000
Manufacturers & Traders Trust Co. (Grand Cayman) 1.44%, 7/1/2004	17,000,000	17,000,000
Marshall & Ilsley Bank (Grand Cayman) 1.38%, 7/1/2004	17,000,000	17,000,000
National City Bank (Grand Cayman) 1.38%, 7/1/2004	17,000,000	17,000,000
Regions Bank (Grand Cayman) 1.38%, 7/1/2004	17,000,000	17,000,000
SouthTrust Bank (Grand Cayman) 1.38%, 7/1/2004	17,000,000	17,000,000
State Street Bank & Trust Co. (Grand Cayman) 1.25%, 7/1/2004	18,800,000	18,800,000
Total Time Deposits (cost $137,800,000)		**137,800,000**

Total Investments (cost $493,755,688)	**104.3%**	**493,755,688**
Liabilities, Less Cash & Receivables	**(4.3%)**	**(20,279,019)**
Net Assets	**100.0%**	**473,476,669**

[a] Variable interest rate—subject to periodic change.
[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2004, these securities amounted to $50,996,950 or 10.8% of net assets.
[c] These notes were acquired for investment, not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired between 4/15/2004 and 5/11/2004 at a cost of $20,000,000. At June 30, 2004, the aggregate value of these securities was $20,000,000 or 4.2% of net assets and are valued at amortized cost.
See notes to financial statements.

STATEMENT OF INVESTMENTS

GOVERNMENT SECURITIES SERIES
June 30, 2004 (Unaudited)

U.S. Treasury Bills−45.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
7/1/2004	.94	6,500,000	6,500,000
8/5/2004	1.10	4,279,000	4,274,424
8/12/2004	1.01	5,000,000	4,994,166
Total U.S. Treasury Bills (cost $15,768,590)			**15,768,590**
U.S. Treasury Notes−17.2%			
2.25%, 7/31/2004 (cost $6,006,158)	1.05	6,000,000	**6,006,158**
Repurchase Agreements−38.7%			
Bear Stearns & Co. dated 6/30/2004, due 7/1/2004 in the amount of $3,500,117 (fully collateralized by $3,565,000 U.S. Treasury Strip Bonds, due 11/15/2004, value $3,545,036)	1.20	3,500,000	3,500,000
JPMorgan Securities dated 6/30/2004, due 7/1/2004 in the amount of $3,500,117 (fully collateralized by $3,392,000 U.S. Treasury Notes 11.625%, due 11/15/2004, value $3,570,012)	1.20	3,500,000	3,500,000
Lehman Brothers Holdings Inc. dated 6/30/2004, due 7/1/2004 in the amount of $3,500,122 (fully collateralized by $3,450,000 U.S. Treasury Notes 7.25%, due 8/15/2004, value $3,569,998)	1.25	3,500,000	3,500,000
Morgan Stanley Dean Witter & Co. dated 6/30/2004, due 7/1/2004 in the amount of $3,000,101 (fully collateralized by $2,920,000 U.S. Treasury Notes 6.75%, due 5/15/2005, value $3,060,981)	1.21	3,000,000	3,000,000
Total Repurchase Agreements (cost $13,500,000)			**13,500,000**
Total Investments (cost $35,274,748)		101.2%	**35,274,748**
Liabilities, Less Cash and Receivables		(1.2%)	**(434,137)**
Net Assets		100.0%	**34,840,611**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities—See Statement of Investments (including repurchase agreements of $13,500,000 for the Government Securities Series)—Note 2(b)	493,755,688	35,274,748
Interest receivable	542,628	56,088
Prepaid expenses	14,618	11,758
	494,312,934	**35,342,594**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)	189,087	12,303
Cash overdraft due to Custodian	591,665	111,986
Payable for investment securities purchased	20,000,000	–
Payable for shares of Beneficial Interest redeemed	–	347,441
Accrued expenses	55,513	30,253
	20,836,265	**501,983**
Net Assets ($)	**473,476,669**	**34,840,611**
Composition of Net Assets ($):		
Paid-in capital	473,485,668	34,846,569
Accumulated net realized gain (loss) on investments	(8,999)	(5,958)
Net Assets ($)	**473,476,669**	**34,840,611**

Net Asset Value Per Share

	Money Market Series	Government Securities Series
Net Assets ($)	473,476,669	34,840,611
Shares Outstanding	473,485,703	34,846,569
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**2,633,310**	**206,320**
Expenses−Note 2(c):		
Management fee−Note 3(a)	1,163,673	103,878
Custodian fees	34,839	13,674
Shareholder servicing costs−Note 3(b)	22,921	21,290
Trustees' fees and expenses−Note 3(c)	22,275	4,010
Auditing fees	11,738	12,739
Registration fees	10,538	11,709
Legal fees	5,214	571
Prospectus and shareholders' reports	2,310	1,308
Miscellaneous	5,180	1,698
Total Expenses	**1,278,688**	**170,877**
Less−reduction in management fee due to undertaking−Note 3(a)	−	(5,620)
Net Expenses	**1,278,688**	**165,257**
Investment Income−Net	**1,354,622**	**41,063**
Net Realized Gain (Loss) on Investments−Note 2(b) ($)	**7,079**	**(4,154)**
Net Increase in Net Assets Resulting from Operations	**1,361,701**	**36,909**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Money Market Series		Government Securities Series	
	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):				
Investment income–net	1,354,622	4,798,464	41,063	367,004
Net realized gain (loss) on investments	7,079	–	(4,154)	2,246
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,361,701**	**4,798,464**	**36,909**	**369,250**
Dividends to Shareholders from ($):				
Investment income–net	**(1,354,622)**	**(4,798,464)**	**(41,063)**	**(367,004)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold	363,777,610	815,718,917	365,906,502	550,946,536
Dividends reinvested	196,068	542,379	31,078	139,878
Cost of shares redeemed	(416,547,244)	(993,224,785)	(366,812,369)	(603,072,052)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(52,573,566)**	**(176,963,489)**	**(874,789)**	**(51,985,638)**
Total Increase (Decrease) in Net Assets	**(52,566,487)**	**(176,963,489)**	**(878,943)**	**(51,983,392)**
Net Assets ($):				
Beginning of Period	526,043,156	703,006,645	35,719,554	87,702,946
End of Period	**473,476,669**	**526,043,156**	**34,840,611**	**35,719,554**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.003	.007	.015	.040	.059	.047
Distributions:						
Dividends from investment income—net	(.003)	(.007)	(.015)	(.040)	(.059)	(.047)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%):	.58[a]	.73	1.53	4.06	6.05	4.78
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.55[a]	.54	.54	.53	.56	.56
Ratio of net investment income to average net assets	.58[a]	.74	1.52	3.94	5.89	4.67
Net Assets, end of period ($ x 1,000)	473,477	526,043	703,007	858,014	676,949	592,446

[a] Annualized.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.001	.004	.012	.035	.054	.043
Distributions:						
Dividends from investment income—net	(.001)	(.004)	(.012)	(.035)	(.054)	(.043)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.18[a]	.44	1.23	3.59	5.58	4.34
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.79[a]	.69	.69	.66	.66	.68
Ratio of net investment income to average net assets	.20[a]	.47	1.24	3.56	5.41	4.26
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.03[a]	.00[b]	–	–	–	–
Net Assets, end of period ($ x 1,000)	34,841	35,720	87,703	92,607	93,255	82,894

[a]   *Annualized.*

[b]   *Amount represents less than .01%.*

See notes to financial statements.

NOTE 1—General:

Dreyfus Institutional Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two classes of Beneficial Interest: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Money Market Series and Government Securities Series.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the Money Market Series and Government Securities Series receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated among them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gain of either series can be reduced by a capital loss carryover of that series, such gain will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a single entity for the purposes of determining such qualification.

Money Market Series has an unused capital loss carryover of $16,078 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $7,953 of the carryover expires in fiscal 2006, $3,181 expires in fiscal 2007 and $4,944 expires in fiscal 2009.

Government Securities Series has an unused capital loss carryover of $1,804 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, the carryover expires in fiscal 2007.

The tax character of distributions for Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2003 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager may, at times, limit certain fund expenses in an effort to enhance yields of a fund, as applicable, because of low interest rates. The Manager limited fund expenses of the Government Securities Series to maintain a minimum yield of 15 basis points. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended June 30, 2004, the limitation for Government Securities Series amounted to $5,620.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2004, the Money Market Series and the Government Securities Series were charged $10,991 and $11,524, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund.

During the period ended June 30, 2004, the Money Market Series and the Government Securities Series were charged $3,124 and $1,169, respectively, pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Money Market Series consists of: management fees $187,037, shareholder services plan fees $1,000 and transfer agency per account fees $1,050.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Government Securities Series consists of: management fees $13,285, shareholder services plan fees $1,000 and transfer agency per account fees $600, which are offset against an expense reimbursement currently in effect in the amount of $2,582.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

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Dreyfus
Institutional
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166